August 19, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

101 F. Street, N.E.

Washington, D.C. 20549

ATTN: Laura McKenzie and David Plattner

Re:Medalist Diversified REIT, Inc.

Preliminary Proxy Statement on Schedule 14A filed August 13, 2024

File No. 001-38719

Ladies and Gentlemen:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated August 16, 2024 (the “Comment Letter” with regard to the Preliminary Proxy Statement on Schedule 14A filed by Medalist Diversified REIT, Inc. (the “Company”) on August 13, 2024.

Set forth below in italicized text are the comments contained in the Comment Letter. Immediately below each of the Staff’s comments is the Company’s response to that comment, as applicable. For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter.

Preliminary Proxy Statement on Schedule 14A filed August 13, 2024

About the Proxy Statement, page 1

1.

At the bottom of page 7, we note the following disclosure: “To the extent an overvote (e.g., voting FOR with respect to more than one (1) nominee on Proposal 1)….” Please change the “e.g.” to “i.e.,” or advise.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the Amended Preliminary Proxy Statement.

August 19, 2024

2.

Please ensure that all references to proxy materials from Mr. Wheeler throughout the proxy statement reflect that stockholders may not receive such materials. For example, we note the reference on page 8 to “Mr. Wheeler’s proxy card” and the instruction to “refer to Mr. Wheeler’s proxy statement” on page 10.

Company Response: In response to the Staff’s comment, the Company has revised the Amended Preliminary Proxy Statement to ensure that all references to proxy materials from Mr. Wheeler reflect that stockholders may not receive such materials, including the references on page 8 and 10.

Proposal No. 5 To Approve the Reverse Stock Split Proposal, page 20

3.	Please provide additional explanation of how the Forward Stock Split would “regain compliance with the minimum bid price requirement,” as stated on page 20.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Amended Preliminary Proxy Statement. The Company will effect the Forward Stock Split shortly after the Reverse Stock Split to regain compliance with Nasdaq Rule 5550(a)(4), requiring the Company to have at least 500,000 publicly held shares (the “Publicly Held Shares Requirement”). Based on the contemplated ratios for, and the timing of, the Reverse Stock Split and the Forward Stock Split, the Company does not anticipate that it will be out of compliance with the minimum bid price requirement of Nasdaq Rule 5550(a)(2) as a result of the Reverse Stock Split. The Company has revised this disclosure accordingly in the Amended Preliminary Proxy Statement.

4.

Please provide additional disclosure explaining the context and rationale of the proposed Reverse Stock Split, particularly in light of the fact that the Company recently completed a reverse stock split immediately followed by a forward stock split. In your revised disclosure, consider how the reasons for the Reverse Stock Split described on page 21 are affected by the fact that the Company intends to subsequently effect the Forward Stock Split.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Preliminary Proxy Statement to provide additional disclosure explaining the context and rationale of the proposed Reverse Stock Split.

5.

Please add disclosure clarifying that the Reverse Stock Split could result in some stockholders no longer owning any shares of the Company’s common stock to the extent they receive only cash in lieu of fractional shares. Also consider whether the statements on pages 22 and 23 that the Reverse Stock Split “will not affect any particular stockholder’s relatively ownership percentage of shares of the Company’s common stock” and that “[v]oting rights and other rights and preferences of the holders of the Company’s common stock will not be affected by the Reverse Stock Split” appropriately reflect that some holders could cease to be stockholders of the Company as a result of the Reverse Stock Split.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Preliminary Proxy Statement to clarify that the Reverse Stock Split could result in some stockholders no longer owning any shares of the Company’s common stock to the extent they receive only cash in lieu of fractional shares, including the references on pages 22 and 23.

August 19, 2024

General

6.

The proxy card states that if a stockholder “do[es] not vote ‘FOR’ one nominee, [their] shares will be voted in accordance with the Board of Directors’ recommendation” (emphasis added). Please revise to clarify that the proxy will be voted in accordance with the Board’s recommendation only if the stockholder does not vote for any nominee.

Company Response: In response to the Staff’s comment, the Company has revised the proxy card filed with the Amended Preliminary Proxy Statement.

In connection with this response, the Company acknowledges that the Company is responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please let us know if you have further questions or comments that we should address. I can be reached at 804-338-7708.

Best Regards,

/s/ C. Brent Winn, Jr.

C. Brent Winn, Jr.

Chief Financial Officer

Medalist Diversified REIT, Inc.